UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 *(No fee required, effective October 7, 1996)*

For the fiscal year ended December 30, 2001

Or

☐ Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 *(No fee required)*

For the transition period from ________________ to ________________

Commission file number 1-14946

A. Full title of the plan and the address of the plan, if different from that of the issuer below:

CEMEX, Inc. Savings Plan
c/o CEMEX, Inc.
1200 Smith Street
Suite 2400
Houston, Texas 77002

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CEMEX, S.A. de C.V.
Av. Constitución 444 Pte.
Monterrey, Nuevo León
México 64000

CEMEX, INC. SAVINGS PLAN

Financial Statements and
Supplemental Schedule

December 30, 2001 and 2000
(With Auditors' Report Thereon)

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CEMEX, INC. SAVINGS PLAN

Table of Contents

The following schedules required by Department of Labor's Rules and Regulations are omitted because of the absence of conditions under which they are required:

Schedule of Reportable Transactions

Schedule of Investment Assets Both Acquired and Disposed of Within the Plan Year

Schedule of Loans or Fixed Income Obligations in Default or Classified as Uncollectible

Schedule of Leases in Default or Classified as Uncollectible

Nonexempt Transactions

Mir Fox & Rodriguez, P.C.
Certified Public Accountants

Member of the American Institute of Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Participants and Administrator of
CEMEX, Inc. Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the CEMEX, Inc. Savings Plan (the Plan) as of December 30, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 30, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 30, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 30, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements for 2001 and, in our opinion, is fairly stated in all material respects in relation to the 2001 financial statements taken as a whole.

Mir Fox & Rodriguez

June 26, 2002

1900 One Riverway
Houston, TX 77056
713 622 1120
713 961 0625 Fax

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CEMEX, INC. SAVINGS PLAN

Statements of Net Assets Available for Benefits
December 30, 2001 and 2000

Assets	2001	2000
Investments:		
Mutual funds	$ 42,050,724	43,668,353
Participant loans	3,019,785	2,680,340
Total investments	45,070,509	46,348,693
Cash and cash equivalents	45,248	697,993
Other receivables	9,743	
Total assets	45,125,500	47,046,686
Liabilities		
Accounts payable	4,574	52,613
Net assets available for benefits	$ 45,120,926	46,994,073

See accompanying notes to financial statements.

CEMEX, INC. SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits
Year Ended December 30, 2001

Additions to net assets:	
Participant contributions	$ 3,099,758
Employer contributions	2,516,675
Investment income	1,365,280
Total additions	6,981,713
Deductions from net assets:	
Net depreciation in fair value of investments in mutual funds	5,437,178
Benefits paid to participants	3,398,635
Administrative fees and expenses	19,047
Total deductions	8,854,860
Net decrease in net assets available for benefits	(1,873,147)
Net assets available for benefits:	
Beginning of year	46,994,073
End of year	$ 45,120,926

See accompanying notes to financial statements.

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1. **Plan Description**

General

The Cemex USA Management, Inc. Savings Plan was adopted effective April 1, 1991 for the benefit of the employees of Cemex Management, Inc. (formerly known as Cemex USA Management, Inc.) and its affiliated companies. Effective January 1, 2001, CEMEX, Inc. assumed sponsorship of Cemex USA Management, Inc. Savings Plan and changed the plan's name to CEMEX, Inc. Savings Plan (the Plan). Effective December 31, 2001, the Southdown, Inc. Retirement Savings Plan was merged into the Plan resulting in a transfer into the Plan of net assets of $154,422,410.

The Plan is a profit sharing plan qualified under 401(a) of the Internal Revenue Code (IRC). The Plan has an elective deferral feature and matching benefit feature qualified under IRC 401(k) and 401(m), respectively. The Plan is subject to the provisions of the Employee Retirement Income Act of 1974 (ERISA), as amended. Participants should refer to the amended and restated Plan agreement for a complete description of the Plan's provisions.

Eligibility and contributions

Permanent employees of Cemex Management, Inc. and its affiliated companies (Employers), providing 500 hours of service for six months or 1,000 hours of service during a Plan year, are eligible to participate in the Plan.

Participants may contribute up to 18% of pretax annual compensation. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Employers contribute 75% of the first 6% of base compensation that a participant contributes to the Plan. Additional amounts may be contributed at the option of the Employers. Contributions are subject to certain limitations.

Participants direct the investment of their contributions in the investment options listed in note 3.

For the year ended December 30, 2001, Employers' contributions were reduced by $112,608 due to forfeited nonvested accounts.

Participant accounts

Separate accounts are maintained for each participant. Participant accounts are credited with the participant's contribution and allocations of the Employers' contributions and Plan earnings. Allocations are based on each participant's earnings or account balance, as defined in the Plan agreement. Each participant is entitled to the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their voluntary and rollover contributions plus actual earnings thereon. Vesting in the Employers' matching and discretionary contribution portion of their accounts plus earnings thereon is based on years of continuous service. A participant is fully vested after five years of credited service or upon normal retirement date.

Continued

Benefit payments

Benefits are payable from participant account balances, subject to certain restrictions, upon termination of employment, retirement, reaching the age of 59 1/2, or by incurring a disability or financial hardship, as defined in the Plan agreement. Participants elect the method of distribution which may be either in the form of a direct rollover to an eligible retirement plan, lump sum payment or, if in excess of $5,000, payment over a period of time not to exceed the shorter of 10 years or certain life expectancies as defined in the Plan agreement. Benefits are recorded when paid. Unvested participant forfeitures are used to reduce the Employers' annual contributions.

Participant loans

A participant may obtain a loan from his or her separate account balance. Each loan is evidenced by a promissory note. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with commercial prevailing rates as determined by the Administrator. Provisions of the Plan require the aggregate of each loan outstanding not to exceed the lesser of $50,000 or 50% of the participant's vested account balance. Repayment terms for loans are not to exceed five years and principal and interest is paid ratably through monthly payroll deductions.

Plan termination

Although no interest has been expressed, CEMEX, Inc. and Cemex Management, Inc. have the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become 100% vested in their accounts.

2. **Significant Accounting Policies**

Basis of presentation

The financial statements have been prepared on an accrual basis and present the net assets available for plan benefits and changes in those net assets.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment valuation and income recognition

Mutual funds are stated at their fair value based on quoted market prices as of the date of the financial statements. Participant loans are stated at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Administrative expenses

Certain expenses of the Plan are paid by the Administrator.

Continued

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3. **Investments**

As of December 30, 2001 and 2000, contributions to the Plan were invested at the option of the participants in one or more of the following investment funds:

	2001	2000
Washington Mutual Investors (only offered in 2001)	$ 8,855,214	
Stable Value Fund	6,239,873	4,792,256
Putnam New Opportunities Fund	5,775,367	8,457,796
AIM Constellation Fund	5,100,964	6,361,025
Bond Fund of America	4,879,820	3,097,332
Templeton Foreign Fund	2,968,540	2,393,211
MFS Research Fund	2,689,092	2,918,519
Franklin Balance Sheet Investment Fund	2,253,135	2,399,556
Franklin Real Estate Securities Fund	1,499,023	1,689,622
Pilgrim International Small Cap Growth Fund	679,201	870,545
Franklin Small Cap Growth Fund	565,112	1,005,983
Templeton Developing Markets Trust	545,383	825,627
Putnam Growth and Income Fund (discontinued during 2001)		8,856,881
Participant loans	3,019,785	2,680,340
	$ 45,070,509	46,348,693

Investments with a fair value that exceeds $2,256,047 at December 30, 2001 and $2,349,704 at December 30, 2000 represent 5 percent or more of Plan net assets.

4. **Significant Concentrations of Credit Risk**

The Plan's cash in bank operating and trust accounts in excess of the Federal Deposit Insurance Corporation insurance limit was $215,864 and $848,540 as of December 30, 2001 and 2000, respectively. The Plan's credit risk is mitigated by the financial strength of the banking institution in which the deposits are held.

5. **Federal Income Tax Status**

The Plan obtained its latest determination letter on March 27, 1997 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, the Administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC. Therefore, the Administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

6. **Risks and Uncertainties**

The Plan provides for investment in various mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term.

7. **Subsequent Event**

Effective January 1, 2002, the Plan was amended to provide that the Employers matching contribution will be in the form of American Depositary Shares (ADSs) representing common stock of CEMEX S.A. de C.V. (parent company) (the CEMEX ADSs). The Employers contribute cash to the Plan trustee, who in turn purchases the CEMEX ADSs on the open market. Plan participants also have the right beginning on January 1, 2002 to elect CEMEX ADSs as an investment option for their salary deferral contributions made on and after January 1, 2002 and all other amounts in their Plan accounts.

In connection with the investing of participant salary deferrals and rollover amounts into CEMEX ADSs, the parent company filed a Registration Statement on Form S-8 under the Securities Act of 1933 on March 7, 2002, which became effective on such date. Beginning January 1, 2002 through January 31, 2002, approximately $700,000 of participant salary deferrals and rollover amounts were used to purchase CEMEX ADSs at the election of the participants prior to the registration of the parent company common stock underlying such CEMEX ADSs on the Form S-8 filed by the parent company on March 7, 2002. The Plan Administrator and the parent company are evaluating these transactions and investigating the potential availability of exemptions for these transactions from the registration requirements of the Securities Act of 1933. Management's position in this matter is that the Plan and Plan participants will not be adversely affected.

Supplemental Schedule
Plan Sponsor No. 76-0189755
Plan No. 001

CEMEX, INC. SAVINGS PLAN

Schedule of Assets (Held at End of Year)
December 30, 2001

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(e) Current value
	Washington Mutual	Washington Mutual Investors; 311,363 shares	$ 8,855,214
	INVESCO Trust Company	Stable Value Fund; 6,239,873 shares	6,239,873
	Putnam Investments	Putnam New Opportunities Fund; 138,998 shares	5,775,367
	AIM Family of Funds	AIM Constellation Fund; 228,027 shares	5,100,964
	American Funds	Bond Fund of America; 382,431 shares	4,879,820
	Franklin Templeton Investor Services, Inc.	Templeton Foreign Fund; 322,317 shares	2,968,540
	MFS Fund Distributors, Inc.	MFS Research Fund; 141,755 shares	2,689,092
	Franklin Templeton Investor Services, Inc.	Franklin Balance Sheet Investment Fund; 56,244 shares	2,253,135
	Franklin Templeton Investor Services, Inc.	Franklin Real Estate Securities Fund; 90,685 shares	1,499,023
	ING Pilgrim Group	Pilgrim International Small Cap Growth Fund; 30,227 shares	679,201
	Franklin Templeton Investor Services, Inc.	Franklin Small Cap Growth Fund; 17,923 shares	565,112
	Franklin Templeton Investor Services, Inc.	Templeton Developing Markets Trust; 55,538 shares	545,383
*	Participant loans	5.00% to 10.84%, payable monthly	3,019,785
			$ 45,070,509

* Party in interest

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, INC. SAVINGS PLAN

By: /s/ Andrew M. Miller
Name: Andrew M. Miller
Title: Chairman of Administrative Committee

Date: July 1, 2002

EXHIBIT INDEX

Exhibit No.	Description
1.	Consent of Mir•Fox & Rodriguez, P.C. to the incorporation by reference into the Registration Statement on Form S-8 (File No. 333-83962) of CEMEX, S.A. de C.V. of its report, dated June 26, 2002, with respect to the audited financial statements of the CEMEX, Inc. Savings Plan as of December 30, 2001 and 2000 and for the year ended December 30, 2001.

Exhibit 1

Miro Fox & Rodriguez, P.C.
Certified Public Accountants

Member of the American Institute of Certified Public Accountants

CONSENT OF INDEPENDENT AUDITORS

As independent auditors, we hereby consent to the incorporation by reference of our report dated June 26, 2002, included in this Form 11-K, into the previously filed registration statement of CEMEX, Inc. Savings Plan, on Form S-8 (File No. 333-83962)

Mir Fox & Rodriguez

Houston, Texas
June 27, 2002

1900 One Riverway
Houston, TX 77056
713 622 1120
713 961 0625 Fax

END OF FILING

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